SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 18, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Inside information: Nokia lowers net sales and narrows operating margin outlook for 2023

Stock exchange release	1 (2)
14 July 2023

Nokia Corporation

Inside information

14 July 2023 at 08:30 EEST

Inside information: Nokia lowers net sales and narrows operating margin outlook for 2023

•	Nokia lowers net sales outlook to EUR 23.2 billion to 24.6 billion from EUR 24.6 billion to EUR 26.2 billion
•	Narrows comparable operating margin range to 11.5% to 13% from 11.5% to 14%
•	Reports preliminary Q2 financial results of approximately EUR 5.7 billion net sales and 11% comparable operating margin

Espoo, Finland – Nokia is today providing an update to its financial guidance for full year 2023. Nokia is lowering its full year net sales outlook to a range of EUR 23.2 billion to EUR 24.6 billion (previously EUR 24.6 billion to 26.2 billion) and narrowing its comparable operating margin range outlook to 11.5% to 13% (previously 11.5% to 14%). The changes are related to Nokia’s Network Infrastructure and Mobile Networks business groups.

The weaker demand outlook in the second half is due to both the macro-economic environment and customers’ inventory digestion. Customer spending plans are increasingly impacted by high inflation and rising interest rates along with some projects now slipping to 2024 – notably in North America. There is also inventory normalization happening at customers after the supply chain challenges of the past two years.

Update to Nokia’s financial outlook for 2023

	Updated	Previous (as of Q1 results)
Net sales[1]	EUR 23.2 billion to EUR 24.6 billion (-4% to +2% constant currency growth)	EUR 24.6 billion to EUR 26.2 billion (2% to 8% constant currency growth)
Comparable operating margin	11.5% to 13%	11.5% to 14%
Free cash flow conversion from comparable operating profit	20% to 50%	20% to 50%

1 Assuming the rate 1 EUR = 1.09 USD as of 30 June 2023 continues for the remainder of 2023 along with actual H1 foreign exchange rates (adjusted from prior 1.09 USD rate as of 31 March 2023).

In the second quarter, based on its preliminary financials, Nokia expects to report net sales of approximately EUR 5.7 billion, flat year-on-year on a constant currency basis with a comparable operating margin of approximately 11%. Nokia’s operating profit in Q2 benefitted from approximately EUR 80 million related to catch-up net sales in Nokia Technologies.

Across the group Nokia has been proactively managing costs to protect profitability. As it progresses through this period of uncertainty Nokia will continue to take measures to ensure it remains on track towards its long-term targets of growing faster than the market and delivering a comparable operating margin of at least 14%.

Nokia will release its second quarter and half year 2023 financial results on Thursday 20 July 2023.

www.nokia.com

Stock exchange release	2 (2)
14 July 2023

Nokia will conduct a conference call with analysts and investors to discuss its second quarter performance and business outlook on 20 July 2023 at 11:30am EEST / 9:30am BST / 4:30am US EST.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics and the general macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions and F) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties specified in our 2022 annual report on Form 20-F published on 2 March 2023 under Operating and financial review and prospects-Risk factors.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2023      Nokia Corporation

By:	/s/ Esa Niinimäki
Name:	Esa Niinimäki
Title:	Chief Legal Officer